WILLIAMS LAW GROUP, P.A.
2503 W. Gardner Ct.
Tampa FL 33611
Phone: 813-831-9348
Fax: 813-832-5284

April 28, 2006

Mr. Owen Pinkerton, Senior Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0408

Re:	Pro Travel Network, Inc.
Registration Statement on Form SB-2
Amendment No. 2.
File No. 333-132127

Dear Mr. Pinkerton:

On behalf of Pro Travel Network, Inc., attached is a clean and marked Amendment No. 2 to the above registration statement.

We have enclosed a cross reference sheet for the disclosure comments. It references the page number in the marked copy.

We believe that we have adequately addressed all concerns and comments.

Thank you for your consideration.

Sincerely,

/s/ MICHAEL T. WILLIAMS, ESQ

Michael T. Williams, Esq.

Comment Number	Page[s]	Explanation
1 .	5 and conformed elsewhere	Reason stated
2 .	6, 9, 26	Number disclosed
3 .	9	Language eliminated
4 .	9	Language revised
5 .	12	Risk factor rewritten and clarified
6 .	5, 25	Language added
7 .	26	Language added
8 .	29	Language revised
9 .	33	Commissions have increased as a percentage of revenues, as now disclosed. Disclosure revised
10 .	35	Disclosed
11 .	35	Disclosed
12 .	35	Language clarified
13 .	36	Requested disclosure added
14 .	36	Requested disclosure added
15 .	36	Sentence eliminated
16 .		Accounting comment, see below
17 .	65	Analysis expanded

ACCOUNTING COMMENT:

Allowance for Cancellations and Returns: The Company’s policy is to review cancellations and returns verse revenue to determine if an allowance is necessary. Over the last 16 months, the cancellations and returns were .4% of revenue; therefore, the company does not consider this material and believes an allowance should not be recorded.